# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Endeavors Corp, CIK 0001611046
CUSIP: 459445102
Title of class of securities: Common Stock, $0.001 par value per share, , Series A Preferred Stock, $0.001 par value per share
Address of issuer's principal executive offices: Unit 2, Level 6, Westin Centre, 26 Hung To Road , Kwun Tong, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/30/2025
Filed by CIK 0001932492
Persons authorized to receive notices and communications: FU Wah, Unit 2, Level 6, Westin Centre, 26 Hung To Road , Kwun Tong, Hong Kong, Hong Kong (K3), 00000, 888-493-8028

## Reporting persons
- FU Wah (CIK 0001932492): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 353,506,809; shared voting power 0; sole dispositive power 353,506,809; shared dispositive power 0; aggregate amount beneficially owned 353,506,809 (8.9% of the class)
  Comment: Please see Item 5(b) for a fuller description of the securities beneficially owned by the Reporting Persons.
- MODULINK INC.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (100% of the class)
  Comment: Please see Item 5(b) for a fuller description of the securities beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share, , Series A Preferred Stock, $0.001 par value per share
Name of issuer: International Endeavors Corp
Address of issuer's principal executive offices: Unit 2, Level 6, Westin Centre, 26 Hung To Road , Kwun Tong, Hong Kong, Hong Kong (K3), 00000
Comment: The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of International Endeavors Corporation, a Nevada corporation (the "Company"). The principal executive office of the Company is located at Unit 2, Level 6, Westin Centre, 26 Hung To Road, Kwun Tong, Hong Kong.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by ModuLink Inc., a British Virgin Islands corporation ("ModuLink BVI") and FU Wah (collectively, the "Reporting Person").
Residence or business address: The address of the principal business of the Reporting Person is c/o International Endeavors Corporation, Unit 2, Level 6, Westin Centre, 26 Hung To Road, Kwun Tong, Hong Kong.
Present principal occupation or employment: ModuLink BVI is a British Virgin Islands company that engages in investment holding. Mr. FU owns 25% of ModuLink BVI and is a director thereof. Mr. Fu's principal occupation is serving as the Chief Executive Officer and Director of the Company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. FU is a citizen of Hong Kong. ModuLink BVI was incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Acquisition of the Company's Shares by FU Wah

On March 28, 2025, the Company entered into a Share Exchange Agreement (the "Share Exchange") of all the issued and outstanding shares with the shareholders of ModuLink Investment Limited (hereafter referred to as, ModuLink), a British Virgin Islands limited liability company. ModuLink and its subsidiaries engage in the property development industry adopting modular construction technology by leveraging Modular Integrated Construction (MiC), Atmospheric Water Generators (AWG), and Internet of Things (IoT) technology enhanced by AI to redefine property development. The Company agreed to issue 2,356,712,066 shares of common stock, at a valuation of $0.0034 per share, in exchange for all the issued and outstanding shares with the shareholders of ModuLink. As a shareholder of ModuLink, Mr. FU received 353,506,809 shares of the Company's common stock, representing approximately 8.9% of the Company's outstanding securities. The Company relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company's securities to the shareholders of ModuLink. This Share Exchange consummated on May 1, 2025.

The foregoing description of the Share Exchange Agreement is qualified in its entirety by reference to the Share Exchange Agreement which is filed as Exhibit 10.5 to the to the Registration Statement on Form 10 filed with the Securities and Exchange Commission on May 30, 2025 (the "Form 10") and is incorporated herein by reference.

Acquisition of the Company's Shares by ModuLink BVI

On January 22, 2025, Raymond Valdez, the former sole executive officer and director of the Company entered into the Stock Purchase Agreement, pursuant to which Mr. Valdez agreed to sell (the "Sale") to ModuLink Inc., a British Virgin Islands corporation ("ModuLink BVI"), and Zenith (Hong Kong) Engineering Limited, a Hong Kong corporation ("Zenith (HK)"), 200,000 shares of Preferred A shares, representing all of the issued and outstanding shares of Preferred A, and the transfer of certain promissory notes of the Company held by third parties, in an aggregate consideration of Two Hundred Eighty Thousand Dollars ($280,000). Each holder of Preferred A shares is entitled to vote together with holders of the common stock with each one Preferred A share voting as twenty thousand shares of common stock. Similarly, each one share of Preferred A is convertible into twenty thousand shares of common stock. The Sale consummated on February 10, 2025.

In connection with the Sale, Raymond Valdez and Bill Martin resigned from all of their positions with the Company and the following persons were appointed to the offices set forth next to their names, effective February 10, 2025:

Name and Position
TAM, Hin Wah Anthony, Chairman
FU, Wah, Chief Executive Officer
AU-YEUNG, Sai Kit, Chief Financial Officer and Secretary
WONG, Ho Man Alex, Non-Executive Director
FUNG, Kwai Kin, Non-Executive Director

TAM, Hin Wah Anthony, the Chairman of the Board of the Company is the controlling shareholder of ModuLink BVI. PUN, Ah Keung is the sole shareholder of Zenith (HK).

As part of the Sale, the each of Bearcreek Resourses, Inc., a Montana corporation, and Tala Media Corp., a Wyoming corporation, transferred to Zenith (HK) certain convertible promissory notes of the Company in the principal amounts of $65,000 and $75,000, respectively on January 30, 2025. The notes are convertible into shares of the Company's common stock in accordance with the terms set forth therein. On February 28, 2025, Zenith (HK) waived all rights to convert the outstanding principal amount and any accrued but unpaid interest under the two convertible promissory notes into equity securities of the Company.

The Company, Mr. Valdez, ModuLink BVI and Zenith (HK) further agreed that the parties intend to transfer ownership of Witech to Mr. Valdez or its designees as part of the sale of the Preferred A shares. The transfer was completed on May 1, 2025.

The foregoing descriptions of the Stock Purchase Agreement, each of the promissory notes transferred to Zenith (HK), and the Waiver and Amendment Agreement of promissory notes are qualified in their entirety by reference to the Stock Purchase Agreement, which are filed as Exhibits 10.1 through and including 10.4 to the Registration Statement on Form 10 filed with the Securities and Exchange Commission on May 30, 2025 (the "Form 10"), and are incorporated herein by reference.

The funds used by ModuLink BVI to acquire the foregoing shares of common stock of the Company were provided through ModuLink BVI's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition by the Reporting Persons of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Persons intend to review his or its investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company. As an executive officer, director and significant stockholder in the Company, as applicable, ModuLink BVI and Mr. FU may vote his or its shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both. Additional Disclosure Except as set forth above in this statement, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used herein are calculated based upon 3,969,933,920 shares of the Common Stock outstanding as of July 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. FU is the direct owner of 353,506,809 shares of Common Stock, representing approximately 8.9% of the outstanding shares of Common Stock (collectively, the "Shares"). Mr. FU has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. ModuLink BVI is the direct owner of 200,000 Series A Preferred Stock of the Company (the "Preferred A Shares"), representing 100% of the outstanding Series A Preferred Stock and shares the power to vote or to direct the vote and to dispose or direct the disposition of the Preferred A Shares with Mr. FU. Mr. FU is a director of ModuLink BVI and holds 25% of ModuLink BVI. Mr. FU is deemed to have beneficial ownership of the Preferred A Shares and has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Preferred A Shares. The voting and conversion rights of each Preferred A Share is 1 to 20,000. As a result, ModuLink Inc. controls the voting power of approximately 50.19% of our common stock, as calculated on a fully diluted basis, as of the date of this registration statement.
Transactions in the class effected during the past sixty days: The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The foregoing descriptions of the Stock Purchase Agreement, each of the promissory notes transferred to Zenith (HK), the Waiver and Amendment Agreement of promissory notes, and the Share Exchange Agreement are qualified in their entirety by reference to such agreements, which are filed as Exhibits 10.1 through and including 10.5 to the Form 10, and incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1611046/000168316825004098/intendeavors_ex1005.htm

## Signatures
- FU Wah: /s/ FU Wah, FU, Wah (08/12/2025)
- MODULINK INC.: /s/ FU Wah, FU Wah, Director (08/12/2025)